[Letterhead of Otelco Inc.]

June 5, 2007

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attention: Larry M. Spirgel Assistant Director

Re:	Otelco Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 15, 2007 Form 10-Q for Fiscal Quarter Ended March 31, 2007 File No.: 001-32362

Ladies and Gentlemen:

Set forth below are the responses of Otelco Inc. (the “Company”), to the comments of the Staff of the Securities and Exchange Commission dated May 29, 2007 (the “Comment Letter”) with respect to the above-referenced filings. For your convenience, we have set forth below the Staff’s comments in bold followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2006

4. Goodwill and Intangible Assets, page 50

1.
You state on page 49 that regulated and unregulated customer based assets acquired in the acquisition of MMeT had a fair value of $8.8 million and remaining useful lives of 25 years at the time of the acquisition in July of 2006.

We note however that in the disclosures on page 7 of your Form 10-Q for the fiscal quarter ended March 31, 2007 you appear to be amortizing these customer base assets over a 15 year life. Please clarify this inconsistency and provide support for the life assigned to the customer base assets acquired in 2006.

The Company obtained a third-party report in connection with the acquisition of MMeT, indicating useful lives of the customer based assets of 25 years. The report also indicated that most of the value of such assets was attributable to the first 15 years and that the value became insignificant after such period. According to the report, the fair value of such assets would only be $104,000 after 15 years. After consultation with its outside auditors, the Company determined that amortizing the assets over 15 years was a more accurate reflection of their useful life. The Company will clarify in future filings that the customer based assets are being amortized using the straight-line basis over 15 years.

June 5, 2007

8. Long-Term Debt, page 53

2.
It appears that the non-guarantor subsidiaries are not minor in 2005 and 2006; therefore you are required to include condensed consolidating financial information for the same periods with a separate column for:

(i) The parent company;
(ii) The subsidiary guarantors on a combined basis;
(iii) Any other subsidiaries of the parent company on a combined basis;
(iv) Consolidating adjustments; and
(v) The total consolidated amounts.

The condensed consolidating financial information should include a condensed balance sheet, income statement and cash flow statement and related disclosures. Refer to Rule 3-10 of Regulation S-X, particularly sub-paragraph’s (f) and (i), and revise or advise.

The Company concurs with the Staff’s view that the non-guarantor subsidiaries are not minor and has accordingly presented condensed balance sheet and income statement data, as well as related disclosures, in its Form 10-K as required by Rule 3-10 of Regulation S-X.

As indicated in the Form 10-K, the parent company has no independent assets or operations separate from its subsidiaries. Therefore, the Company determined that a separate column for the parent company would be of no significance. In addition, the non-guarantor subsidiaries operate virtually independently from the guarantor subsidiaries and thus any eliminating entries have been reflected in the information provided rather than in a separate column. In future filings, the Company will present separate columns for the parent company and consolidating adjustments in addition to the columns already provided.

Consistent with its operations as a single consolidated entity, the Company has not historically prepared independent cash flow information for each of its subsidiaries. In future filings, the Company will present cash flow statements as part of the condensed consolidating financial information.

3.
Additionally, based on Exhibit 21.1 you have 14 subsidiaries, but you state that the notes are guaranteed by 5 of 7 operating subsidiaries. Are the remaining entities finance subsidiaries? For your guidance, non-guarantor entitles in (iii) above means any other subsidiaries of the parent.

The Company does not maintain any finance subsidiaries. All of the Company’s subsidiaries, other than Mid-Missouri Telephone Corp. and Mid-Maine Telecom Inc., are guarantors. The non-operating company subsidiaries are holding companies with nominal assets.

June 5, 2007

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

4.
To the extent that non-guarantor subsidiaries are not minor, financial information discussed above should also be provided in quarterly reports. Please review your report to provide those disclosures or advise us.

The Company will provide financial information consistent with Rule 3-10 of Regulation S-X in future quarterly reports.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact the undersigned with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Curtis L. Garner, Jr.

Curtis L. Garner, Jr.

cc:  Howard Haug, Chairman of the Audit Committee of the Board of Directors
       Steven Khadavi, Dorsey & Whitney LLP
       John Fenton, BDO Seidman, LLP